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                                             As filed pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933
                                             Registration No. 333-60065


                  SUPPLEMENT TO PROSPECTUS DATED JUNE 9, 1999

On June 14, 1999, a complaint captioned R. Griggs Group Limited v. Skechers USA, Inc. was filed against the Company in the United States District Court, Northern District of California (San Francisco Division), Case No. 99-2862. R. Griggs Group Limited manufactures and markets footwear including Dr. Martens. The complaint alleges various causes of action, including Federal, state and common law unfair competition and Federal and state dilution, with respect to certain trade dress marks of certain styles of footwear, and fraud and deceit regarding the plaintiff's alleged postponement of the filing of the action. The plaintiff is seeking a preliminary and permanent injunction, the delivery or destruction of certain materials, lost profits, treble damages, punitive damages, interest on the damages, reasonable attorney's fees and costs and court costs. Damages are unspecified. The Company believes it has meritorious defenses to such claims and intends to defend these claims vigorously. Nevertheless, litigation is uncertain, and the Company may not prevail in this suit.

            The date of this Prospectus Supplement is June 15, 1999